Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2007 MAR -1 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07021413

SUPPL

Friday 23 February 2007

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

ANTISOMA

RECEIVED
2007 MAR -1 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Positive AS1404 trial data presented at ASCO Prostate Cancer Symposium

London, UK and Orlando, FL: 23 February 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) announces the presentation today at the ASCO Prostate Cancer Symposium of positive interim findings from its ongoing phase II trial of AS1404 in hormone-refractory prostate cancer.

Men receiving AS1404 plus standard docetaxel chemotherapy had a substantially higher PSA response rate than men receiving chemotherapy alone. As previously reported, among the first 64 of 74 patients randomised, PSA response rates were 57% with the AS1404-docetaxel combination and 35% with docetaxel alone. Addition of AS1404 to chemotherapy also produced a near halving in the frequency of progression judged by PSA (17% with AS1404 plus docetaxel versus 29% with docetaxel alone). Final PSA data are expected during the first half of this year, with time to tumour progression and survival data to follow in the second half.

Today's presentation also includes updated safety findings from the trial. These remain consistent with earlier reports in showing that the addition of AS1404 to chemotherapy has been well tolerated, with no evidence for exacerbation of chemotherapy-related side effects.

The data are presented by a leading investigator in the trial, Professor Mark Rosenthal of the Royal Melbourne Hospital, Victoria, Australia. Professor Rosenthal commented: "The PSA findings from the AS1404 prostate cancer trial are very encouraging, as they suggest a marked improvement in activity when AS1404 is added to standard docetaxel therapy. If these findings translate into improved time to progression and survival, that would be a really exciting development."

Prostate cancer is among the most prevalent cancers in the developed world. It often responds initially to hormonal therapies, but each year some 200,000 men across the US, Europe and Japan develop 'hormone-refractory' disease. The taxane drug docetaxel has become an important treatment for such hormone-refractory prostate cancer. AS1404 has shown synergistic anti-cancer effects in combination with docetaxel and other taxanes in preclinical tests. Recently, phase II trials have found that combination of AS1404 with another taxane, paclitaxel, considerably extended survival in lung cancer and increased response rates in ovarian cancer.

Glyn Edwards, CEO of Antisoma, said: "Prostate cancer is the second of the big four cancer indications, alongside lung cancer, in which AS1404 has shown promising results in phase II trials. We are very excited about the prospects for AS1404 in this disease and more broadly as a novel approach with potential to improve the treatment of a wide variety of cancers."

Antisoma is currently in talks to license AS1404 to a development and marketing partner. Given the growing evidence for activity in several tumour types, a key consideration in these talks has been potential partners' ability to explore the drug's full potential across a variety of cancers. Antisoma announced last week that it expects to conclude a deal with a strong partner during the first half of 2007.

A copy of the poster presented at the ASCO Prostate Cancer Symposium is available at www.antisoma.com.

Enquiries:

Glyn Edwards, Chief Executive Officer (in London)	+44 (0)20 8799 8200
Daniel Elger, Director of Communications (in Orlando)	+44 7909 915 068
Antisoma plc	
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	
Buchanan Communications	+44 (0)20 7466 5000
Brian Korb	
The Trout Group	+1 212 477 9007

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the PSA findings

PSA is a protein, prostate-specific antigen. Levels of PSA in the blood are used in the diagnosis of prostate cancer and the tracking of responses to its treatment. PSA is one of the most widely recognised disease markers in oncology, and PSA responses have been related to clinical outcomes in numerous studies.

PSA data are currently available from 64 of the 74 men participating in the trial. PSA response is defined as a 50% or greater reduction in PSA level from baseline, in accordance with the Bubley criteria (*Eligibility and response guidelines for phase II clinical trials in androgen-independent prostate cancer: recommendations from the Prostate-Specific Antigen Working Group. Journal of Clinical Oncology* 1999, Volume 17, pp 3461-67). On this measure, of the 64 men currently evaluable, 17/30 in the AS1404 + docetaxel group and 12/34 in the docetaxel alone group, had PSA responses. Of these, all but three in each group have been confirmed by a second reading 6 weeks after the initial result. The other three responses in each group are unconfirmed pending data from further tests. Progression by PSA is defined as a 25% or greater increase. Among the first 64 patients, 5 in the AS1404 + docetaxel group and 10 in the docetaxel alone group showed progressive disease by this measure.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer

Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. AS1404 has shown a substantial survival benefit in patients with non-small cell lung cancer when added to paclitaxel-based chemotherapy in a randomised phase II study.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

END